                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                    IBP, INC.
               --------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
               --------------------------------------------------
                         (Title of Class of Securities)

                                    449223106
               --------------------------------------------------
                                 (CUSIP Number)

                             SMITHFIELD FOODS, INC.
                               200 COMMERCE STREET
                           SMITHFIELD, VIRGINIA 23430
                                  757-365-3000


               COPY TO:                                COPY TO:

         RICHARD J.M. POULSON                    ROBERT E. SPATT, ESQ.
        SMITHFIELD FOODS, INC.                SIMPSON THACHER & BARTLETT
         200 COMMERCE STREET                     425 LEXINGTON AVENUE
         SMITHFIELD, VA 23430                     NEW YORK, NY 10017
             757-365-3000                            212-455-2000


       -------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 10, 2000
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

-------------------------------------------------------------------------------
   1.     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                   Smithfield Foods, Inc.
                   52-0845861
-------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)      / /
                                                                   (b)      / /
-------------------------------------------------------------------------------
   3.     SEC USE ONLY:
-------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS:
                   WC
-------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



                                                                            / /
-------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Virginia
-------------------------------------------------------------------------------
  NUMBER OF SHARES      7.    SOLE VOTING POWER
 BENEFICIALLY OWNED                    6,714,341
  BY EACH REPORTING    --------------------------------------------------------
     PERSON WITH        8.    SHARED VOTING POWER
                                       250,000(1)
                       --------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
                                       6,714,341
                       --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                       0
-------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          6,964,341(1)
-------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                   / /
-------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


-----------------
(1) Includes 250,000 shares held by Chase Manhattan Bank ("Chase"), as trustee for the following employee benefit plans for certain employees of Smithfield and its subsidiaries: (1) the Smithfield Foods, Inc. Salaried Pension Plan; (2) the Smithfield Foods, Inc. Hourly Pension Plan; (3) the Smithfield Packing Pension Plan for Bargaining Employees; (5) the Esskay Pension Plan for Bargaining Employees; (6) the John Morrell Salaried Employees Pension Plan; and (7) the John Morrell Hourly Employees Pension Plan. Smithfield has shared voting power over such shares held by Chase.

-------------------------------------------------------------------------------
                   6.6%(1)
-------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON:
                   CO
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1.     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                   SF Investments, Inc.
                   51-0326024
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)      / /
                                                                   (b)      / /
--------------------------------------------------------------------------------
   3.     SEC USE ONLY:
--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS:
                   AF
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            / /
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Delaware
--------------------------------------------------------------------------------

  NUMBER OF SHARES      7.    SOLE VOTING POWER
 BENEFICIALLY OWNED                    N/A
  BY EACH REPORTING    ---------------------------------------------------------
     PERSON WITH        8.    SHARED VOTING POWER
                                       N/A
                       ---------------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
                                       N/A
                       ---------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                       N/A
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          6,714,241
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                   / /
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                   6.4%
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON:
                   CO
--------------------------------------------------------------------------------

Item 1.           SECURITY AND ISSUER.

                  This statement of beneficial ownership on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.05 per share (the "IBP Common Stock"), of IBP, Inc. ("IBP"), a Delaware corporation, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. The address of the principal executive office of IBP is 800 Stevens Port Drive, Dakota Dunes, SD 57049.

Item 2.           IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Smithfield Foods, Inc., a Virginia corporation ("Smithfield"), and (2) SF Investments, Inc., a Delaware corporation ("SF Investments"). The address of the principal executive office of Smithfield is 200 Commerce Street, Smithfield, Virginia 23340. Smithfield is the leading producer and marketer of fresh pork and processed meats in the United States. The address of SF Investments is 1105 N. Market St., Ste. 1112, Wilmington, Delaware 19899. SF Investments is a wholly owned subsidiary of Smithfield.

                  To the best of Smithfield's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Smithfield, and the name, principal business address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

                  To the best of SF Investment's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of SF Investments, and the name, principal business address of any corporation or other organization in which such employment is conducted is set forth in Schedule II hereto. The information contained in Schedule II is incorporated herein by reference.

                  During the last five years, neither of the Reporting Persons nor, to the best of each of the Reporting Person's knowledge, any of the executive officers or directors of Smithfield listed in Schedule I hereto or SF Investments listed on Schedule II hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The source of funds used to purchase the shares of IBP Common Stock reported herein are general corporate funds of the Reporting Persons.

Item 4.           PURPOSE OF THE TRANSACTION.

                  The purchases by the Reporting Persons of the securities of IBP covered hereby were effected for investment purposes. On August 21, 2000, Smithfield filed a Statement on Schedule 13G with respect to its ownership of IBP Common Stock.

                  On October 2, 2000, IBP reported that it had entered into a merger agreement with Rawhide Holdings, a subsidiary of DLJ Merchant Banking Partners III, L.P. ("DLJ"), for a management leveraged buyout which provides for the acquisition of IBP through a merger pursuant to which each share of IBP Common Stock outstanding immediately prior to the merger would be converted into a right to receive $22.25 in cash. After completion of the merger, DLJ and its affiliates would be the majority owner of IBP. The other owners of IBP would include Archer Daniels Midland Company and Booth Creek Partners, both of which are currently shareholders of IBP, and certain members of IBP's management.

                  On November 10, 2000, the Board of Directors of Smithfield determined that Smithfield should make the offer described below, thus necessitating the conversion of Smithfield's Schedule 13G to a Schedule 13D.

                  On November 12, 2000, Joseph W. Luter, III, Chairman of the Board of Smithfield, sent the following letter (the "Offer Letter") to the Special Committee of the Board of Directors of the Company:

                                November 12, 2000

Special Committee of the Board of Directors of IBP, Inc.
IBP, Inc.
800 Stevens Port Drive
Dakota Dunes, South Dakota  57049
Attn: Ms. JoAnn R. Smith, Chairperson:

As you know, we have great respect for IBP, which led us last August to increase our investment in the Company to approximately 6.6%. As you can imagine, we were both surprised and disappointed to learn of the proposed leveraged buyout of IBP, led by the Company's management, DLJ and certain other large stockholders, which provides for a cash out of all your stockholders other than the buyout group at a price of $22.25 per share.

Since the announcement of the management buyout, we have spent a great deal of time considering and analyzing the proposed buyout transaction and its implications for our investment in the Company. We are aware of the adverse reaction in the marketplace to the proposed management buyout. In particular, we have noted the reaction of Brandes Investment Partners, Inc., the largest stockholder of the Company that is not part of the buyout group, which recently stated in a public filing, among other things, that it intends to vote against the transaction and might consider exercising appraisal rights under Delaware law. As the second largest stockholder of the Company that is not part of the buyout group, we also have concerns with respect to the management buyout and the valuation of the Company it represents.

After due consideration and review, we have concluded that we can offer a superior transaction, and that there is a compelling logic to a combination of our two companies in a manner that provides greater short and long term value to IBP and benefits both of our companies and all of our respective stockholders.

Accordingly, the board of directors of Smithfield has authorized me to advise you of our offer to acquire all of the outstanding shares of IBP common stock in a merger in which your stockholders would receive a price of $25 per share, payable in Smithfield common stock at an exchange ratio based on the average trading price of Smithfield's shares for a period prior to the closing, subject to a maximum exchange ratio of 0.878 Smithfield shares (corresponding to a $28.46 or lower average Smithfield trading price) and a minimum exchange ratio of 0.719 Smithfield shares (corresponding to a $34.79 or higher average Smithfield trading price) per IBP share. Our proposal provides a 19.8% premium over last Friday's closing price of IBP common stock, a 12.4% premium over the price offered in the management buyout and a 36.5% premium over the closing price of IBP on September 29, 2000, the last trading day prior to the public announcement of the management buyout. Our proposed transaction would also be tax-free for your stockholders and would be accounted for as a pooling of interests, which would have significant accounting benefits for the combined company. We would anticipate that IBP's employee stock options would be converted into Smithfield stock options on a basis consistent with the exchange ratio in the merger.

Our companies have had a long-standing relationship and have many complementary businesses, factors that we believe will allow the combined company to thrive and grow in the years to come for the benefit of all of our stockholders and other constituencies including producers, customers and consumers. Unlike the proposed management buyout, which provides a continuing equity interest only for management and certain large insider stockholders of the Company (to the exclusion of well more than three-quarters of IBP's stockholders), our proposal both delivers more value to your stockholders and gives all of your stockholders the opportunity to continue to share in the future appreciation of our combined companies, thus providing a level playing field to all your stockholders without unfairly favoring a few. In addition, based on publicly available information, we estimate that a combination of our two companies would result in synergies of approximately $200 million per year after our respective businesses have been integrated, which in our proposal would be shared by all of IBP's and Smithfield's stockholders. After giving effect to such synergies, and based on public analyst estimates, we would expect that our proposed transaction would be accretive to earnings in the first year.

In furtherance of the value of the combination, we recognize that great companies are built on a foundation of great management teams. We would be pleased to have Robert Peterson and Richard Bond serve on our management committee after the merger and, given our high regard for your operating management, we would envision integrating IBP's and Smithfield's management teams in a manner that would create the strongest possible combined company. Based on the information available to us, we do not anticipate any significant reduction in employment levels. We would also like to discuss with you the possibility of offering some of IBP's outside directors who may be interested the opportunity to join our board of directors after the merger.

We have reviewed the management buyout merger agreement and it is evident that our offer constitutes a "Superior Proposal", as defined in such agreement, which would permit you to terminate the merger agreement in a manner consistent with its terms. As indicated above, our offer represents a 12.4% premium to the amount of consideration offered in the management buyout, totaling approximately $290 million of additional aggregate consideration.

Unlike the buyout transaction, our offer is not subject to a financing condition. Of course our offer is subject to negotiation and execution of a mutually acceptable agreement containing customary terms, the receipt of required regulatory and stockholder approvals, our ability to utilize pooling of interest accounting and completion of a brief confirmatory due diligence review, including as to the recent restatement of your financial results and any ongoing implications of such restatement.

We are confident in light of the fact that the Company has already entered into a merger agreement that we will be able to enter into a mutually satisfactory agreement expeditiously. We anticipate that there will be no issue with respect to our stockholders' approval. As to regulatory matters, we have done a thorough analysis of the regulatory approvals that would be required to consummate the transaction, and we are confident that there are no meaningful impediments to our offer from an antitrust or other regulatory point of view. In addition, to the extent issues might be raised regarding concentration in certain areas of our respective businesses, we have developed a plan to address such issues which may include the divestiture of certain assets, and are prepared to discuss with you and your advisors the steps that we believe will resolve any issues that might be raised by regulators. Based on publicly available information, we and our advisors believe that there should be no impediments to using pooling of interest accounting and we would expect that you would not take any actions to prevent us from accounting for the transaction in such a manner.

Since the merger agreement with respect to the management buyout does not require you even to conclude in advance that our offer is in fact a Superior Proposal in order to commence discussions and share information with us, but only determine that our offer "is reasonably likely to result" in a Superior Proposal, we would like to commence discussions with you as soon as possible. We are prepared to discuss all aspects of our offer with you, particularly if the results of our due diligence allow us to identify additional value or synergies in the Company, consistent however with our policy of only participating in transactions that we believe enhance value for our stockholders and are accretive to earnings in the near term.

We urge you to recognize the immediate and long-term superior value of this transaction to all of your stockholders. As you may know, our management team is very focused on stockholder value creation and has delivered superior long-term returns to our stockholders through our ability to manage our operations efficiently and successfully to integrate value added acquisitions, which we are confident we could do with IBP. We view a combination with IBP as an opportunity to create significant value for both of our stockholder bases by continuing to expand the movement into case ready products, by creating a national brand and by implementing best of breed operating procedures. As a stock-for-stock transaction, our proposal would permit our combined management team to grow the combined business to create greater value free of the added debt burdens that IBP would labor under in a highly leveraged transaction such as the proposed management buyout.

Because of the importance of this proposal to our respective stockholders and in light of our obligations under the securities laws, we are compelled to release this letter publicly and will accordingly do so.

We look forward to meeting with you and your advisors as soon as possible so that we can further discuss our offer and promptly enter into a definitive agreement with respect to a transaction that benefits both of our companies and all of our respective stockholders and constituencies.

                                           Sincerely,

                                           /s/ Joseph W. Luter, III
                                           -----------------------------------
                                           Joseph W. Luter, III
                                           Chairman
                                           Smithfield Foods, Inc.


                  The Reporting Persons reserve the right, consistent with applicable law, to acquire additional securities of IBP (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), to seek to influence the management or policies of IBP, to dispose of their securities of IBP, to modify or withdraw the proposal contained in the Offer Letter or to formulate other purposes, plans or proposals regarding IBP or any of its securities, in each case in light of IBP's response to the Offer Letter, the Reporting Persons' continued evaluation of IBP, market conditions or other factors. Such actions could result in one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

                  SF Investments is the beneficial owner of 6,714,241 shares of IBP Common Stock, representing approximately 6.4% of the IBP Common Stock issued and outstanding as of November 1, 2000. Smithfield, as the sole stockholder of SF Investments, may be deemed to beneficially own the shares directly owned by SF Investments and therefore may be deemed to beneficially own 6,964,341 shares, representing approximately 6.6% of IBP Common Stock issued and outstanding as of November 1, 2000. This amount also includes 250,000 shares held by Chase Manhattan Bank ("Chase"), as trustee for the following employee benefit plans for certain employees of Smithfield and its subsidiaries: (1) the Smithfield Foods, Inc. Salaried Pension Plan; (2) the Smithfield Foods, Inc. Hourly Pension Plan; (3) the Smithfield Packing Pension Plan for Bargaining Employees; (5) the Esskay Pension Plan for Bargaining Employees; (6) the John Morrell Salaried Employees Pension Plan; and (7) the John Morrell Hourly Employees Pension Plan. Smithfield has shared voting power over such shares held by Chase.

                  Except for George E. Hamilton, Jr., a Smithfield director, who beneficially owns 4,000 shares of IBP common stock, to the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons beneficially own shares of IBP common stock.

                  Except for transactions disclosed on Schedule III, there have been no transactions with respect to shares of IBP Common Stock, within 60 days prior to the date hereof, by the Reporting Persons.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of IBP.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT             DESCRIPTION

     1. Press Release (including text of the November 12, 2000 letter to the Chairperson of the IBP Special Committee) dated November 13, 2000.
     2.           Press Release dated November 13, 2000.
     3.           Joint Filing Agreement between the Reporting Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           SMITHFIELD FOODS, INC.


                                           By:    /s/ C. Larry Pope
                                                 -------------------------------
                                                 Name:     C. Larry Pope
                                                 Title:    Vice President and
                                                           Chief Financial
                                                           Officer

Dated: November 13, 2000

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SF INVESTMENTS, INC.


                                            By:    /s/  Michael Cole
                                                  ------------------------------
                                                  Name:     Michael Cole
                                                  Title:    Vice President

Dated: November 13, 2000

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF SMITHFIELD FOODS, INC.

                  The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Smithfield Foods, Inc. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 200 Commerce Street, Smithfield, Virginia 23430.


              Board of Directors
                Name And Title                                     Present Principal Occupation
                --------------                                     ----------------------------
Joseph W. Luter, III                            President, Chief Executive Officer and Chairman of the Board;
Chairman of the Board                           Smithfield Foods, Inc.

Robert L. Burrus, Jr.                           General Partner;
Director                                        McGuireWoods LLP

Carol T. Crawford,                              Visiting Professor of Law;
Director                                        George Mason University School of Law

Ray A. Goldberg,                                Moffett Professor of Agriculture and Business, Emeritus, Harvard
Director                                        Business School

George E. Hamilton, Jr.,                        Retired; formerly President and Chief Operating Officer of the
Director                                        Smithfield Packing Company, Incorporated

Wendell H. Murphy,                              Private Investor; formerly Chairman of the Board and Chief
Director                                        Executive Officer of Murphy Farms, Inc.

William H. Prestage,                            Chairman of the Board and Chief Executive Officer;
Director                                        Prestage Farms, Inc.

Melvin O. Wright,                               Advisor;
Director                                        PrimeCorp Finance


EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS



                     Name                                     Title And Present Principal Occupation
                     ----                                     --------------------------------------
Joseph B. Sebring                               President and Chief Operating Officer;
                                                John Morrell & Co.

Lewis R. Little                                 President and Chief Operating Officer;
                                                Lykes Meat Group, Inc. and The Smithfield Packing Company
                                                Incorporated

C. Larry Pope                                   Vice President and Chief Financial Officer;
                                                Smithfield Foods, Inc.



Richard J.M. Poulson                            Vice President and Senior Advisor to the Chairman;
                                                Smithfield Foods, Inc.

                                   SCHEDULE II
                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF SF INVESTMENTS, INC.

                  The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of SF Investments, Inc. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 1105 N. Market St., Ste. 1112, Wilmington, Delaware 19899.

              Board of Directors
                Name And Title                                     Present Principal Occupation
                --------------                                     ----------------------------
David W. Dupert,                                President;
Director, President                             Delaware Corporate Management.

Kathy McKnight,                                 Partner;
Director                                        Shaw Pittman

Daniel G. Stevens,                              Vice President and Controller;
Director                                        Smithfield Foods, Inc.

Mary Fisher,                                    Benefits Administrator;
Director                                        Smithfield Foods, Inc.

Michael H. Cole                                 Secretary and Associate General Counsel;
Director, Vice President                        Smithfield Foods, Inc.

                                  SCHEDULE III
               All transactions for the period 9/12/00 - 11/13/00
                All transactions were effected by SF Investments,
                                      Inc.

----------------------------------------------------------------------------------------------------------------------
Transaction Date                Number of Shares             Transaction                    Price per Share
----------------------------------------------------------------------------------------------------------------------
9/7/00                          190,000                      Open-Market Purchase           $15.99
----------------------------------------------------------------------------------------------------------------------
9/8/00                          217,000                      Open-Market Purchase           $15.93
----------------------------------------------------------------------------------------------------------------------
9/11/00                         5,000                        Open-Market Purchase           $15.99
----------------------------------------------------------------------------------------------------------------------
10/4/00                         84,000                       Open-Market Sale               $22.96
----------------------------------------------------------------------------------------------------------------------

EXHIBIT INDEX

Exhibit           Description

     1. Press Release (including text of the November 12, 2000 letter to the Chairperson of the IBP Special Committee) dated November 13, 2000.
     2.           Press Release dated November 13, 2000.
     3.           Joint Filing Agreement between the Reporting Persons.